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Now you don't have to be a millionaire to invest in real estate



◎ Courtesy of Fundrise

✓ While we adhere to strict editorial guidelines, partners on this page also provide us earnings.

 **Em Norton** | ↻ Updated Aug 20, 2024   ⊪ Listen

Most savvy investors know that investing in real estate is one of the smartest choices for long-term growth.

But did you know it is still possible to build your portfolio without having to play landlord or having a huge down payment?

The Fundrise Flagship Fund is a real estate fund that lets you invest in an expertly crafted strategy like some of the wealthiest investors in the world but without needing hundreds of thousands of dollars. You don't need to be an accredited investor, and you can **get started with as little as $10**.

Real estate investing for everyone

Investing with the Fundrise Flagship Fund is similar to buying stocks, only instead of funding a company, your investment goes towards **buying real estate through Fundrise's $1 billion private fund**.

The Fundrise Flagship Fund lowers investment costs so you can have access to income-producing real estate without having to hand over a huge deposit or be prepared for the not-so-passive upkeep of properties.

You'll have a diverse portfolio of assets that would usually only be available to major real estate players, and have the opportunity to receive payouts through quarterly **dividend distributions**.

Plus, no middlemen or brokers are required so you know you're getting direct access to your investments.

After you place your first investment, the **Fundrise** Flagship Fund will work to find and add new assets to your portfolio over time & send you transparent updates along the way.

This means no additional work is required on your end to ensure your portfolio's diversity, so you can sit back and enjoy any potential dividends or appreciation without being responsible for fixing tenants' faulty appliances.

Industrial



215 Interchange
Las Vegas, NV

Browse on Fundrise

Build-for-rent



Pine Ridge Place
Fountain Inn, SC

Browse on Fundrise

Build-for-rent



Omnia at Richmond Hill
Richmond Hill, GA

Browse on Fundrise

These are a few examples of properties powering the Fundrise Flagship Fund. For a full list of the Fundrise Flagship Fund's portfolio properties see the **Flagship Fund website**.

Cut down on fees, boost your earnings

Thanks to their in-house experts and unique approach, you can gain access to the private markets without the high fees typically associated with these kinds of investments.

There are no transaction fees or sales commissions charged to investors when buying in. Plus, no fees or costs associated with liquidation. Investors pay a 0.15% annual investment advisory fee and a 0.85% annual asset management fee, which works out to $10 for every $1,000 you invest each year.

Invest in real estate in just minutes

With 4,700+ single-family homes and 2,500+ residential units owned by the Fundrise Flagship Fund, you are investing into institutional-style scale and diversification.

Gaining access to the Fundrise Flagship Fund is simple — you just open an account in minutes, select your initial investment amount, decide whether to enable auto invest and the Flagship Fund does the rest. The Fundrise Flagship Fund can automatically connect with more than 3,500 banks, so you won't need to fill out any complicated paperwork to get the ball rolling.

It only takes a few minutes to get started, so **sign up now and become a real estate investor today**.

Learn More

Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. ***This and other information can be found in the Fund's prospectus****. Read them carefully before investing. This marketing was vetted by the Moneywise team and sponsored by the Fundrise Flagship Fund.*

@alexisanddean



Dean, what is Build for Rent?

Build For Rent is a new dynamic in the investment real estate marketplace right now where developers, investment funds are going out there investing by building single family homes for rent. This is a whole new dynamic out there. Buying is so unaffordable now, renting in most markets out there are cheaper than buying. So all these millennials now, for example, in one segment of the marketplace, they have to move out of their apartments. So now there's a whole drive out there for building single family homes for rent.


Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing
/ 01:24
Speed

So if most people can't even afford to build their own homes right now, is there any way that they can participate in this Build For Rent phenomenon?

Yeah, there's ways they can participate. You hear a lot of people saying BlackRock's buying everything else. So how do you invest like a BlackRock, right? The Fundrise Flagship Fund. The Fundrise Flagship Fund is the largest investment fund out there that owns Build For Rent properties, right? You can invest with as little as $10 into the fund, and it's meant to take advantage of this whole new renting versus buying phenomena where it's cheaper to rent. So rents are going up. So you invest in Build For Rent properties to get the long-term appreciation.



alexisanddean
Alexis and Dean · 6d ago

Following

What is build for rent (BFR)? #FundrisePartner Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing #housing #investing #bfr #buildforrent